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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               SCHEDULE 14D-9
                              (Amendment No. 1)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  Tescorp, Inc.
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                            (Name of Subject Company)


                                  Tescorp, Inc.
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                      (Name of Person(s) Filing Statement)


                       Common Stock, par value $.02 per share
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                          (Title of Class of Securities)


                                    881584106
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                     ((CUSIP) Number of Class of Securities


                                 Jack S. Gray, Jr.
                      President and Chief Operating Officer
                                  Tescorp, Inc.
                         327 Congress Avenue, Suite 200
                               Austin, Texas 78701
                                 (512) 476-2995
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      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copies to:

                              Stephen T. Burdumy, Esq.
                 Klehr, Harrison, Harvey, Branzburg & Ellers, LLP
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 569-4646

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   This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated December 10, 1997 (the "Schedule 14D-9"), of Tescorp, Inc., a Texas corporation (the "Company"), filed in connection with the tender offer made by Tescorp Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Supercanal Holding S.A., an Argentine corporation, to purchase all outstanding shares of the Company's common stock, par value $.02 per share.

ITEM 3.
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   "March 31" is hereby deleted from the section of Item 3 entitled
"CONDITIONS TO THE MERGER" and replaced in its entirety by the following:
"April 30".

   "March 31" is hereby deleted from the section of Item 3 entitled "TERMINATION OF THE MERGER AGREEMENT" and replaced in its entirety by the following: "April 30".

ITEM 4.
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   Item 4 is hereby amended and restated in its entirety as follows:

   "(a) Recommendation

      This recommendation is based upon a thorough analysis of numerous factors including but not limited to (i) the tender price proposed by Acquisition relative to the trading price of the Common Shares immediately prior to the announcement of the Tender Offers, (ii) an examination of prices paid for similar companies prior to and at the time of the Tender Offers, (iii) the estimated financial benefits to stockholders of alternative financial strategies, (iv) changes in industry conditions and
   (v) third party opinions regarding the fairness of the transaction proposed by Acquisition.

   (b) Background and Reasons for the Recommendation.

      The initial discussions of a possible combination involving Supercanal and the Company took place at a meeting in October 1996 between senior officers of the Company and representatives of Integra Financial Services LLC ("Integra"), an advisor to Supercanal. These initial discussions, and additional discussions through March 1997, focused on the high degree of consolidation in the Argentine cable television industry which was taking place, and the advisability of combining the operations of Supercanal and the Company in view of that consolidation.

      In April 1997, there were discussions about merging the Company into Supercanal. Pursuant to the proposed terms, the Company's stockholders would receive shares of stock in Supercanal. Extensive discussions were held and draft

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   agreements were prepared. However, the Merger would have required approval of the stockholders of both companies. A stockholder of Supercanal, which had the ability to preclude Supercanal from carrying out the Merger, stated it would not approve a Merger. Accordingly, discussions of a Merger were dropped.

      Early in August 1997, discussions of a combination involving Supercanal and the Company were revived. Supercanal was represented in these discussions by Integra, Smith Barney & Co., Inc. ("Smith Barney") and ING Baring (U.S.) Securities, Inc. ("ING Securities"). The Company was represented in these discussions by its senior officers and by Arnhold and
   S. Bleichroeder & Co. ("Bleichroeder"). By mid-August, each of Supercanal and the Company was represented by counsel who began preparing draft agreements.

      From mid-August to mid-September, there were nearly daily discussions of such a combination. Initially, the discussions focused on a purchase by Supercanal from the Company of what would be approximately 45% of its outstanding Common Stock and 30% of its outstanding Series 1995 8% Preferred Stock for approximately $39 million, followed by a Merger of the Company into a Supercanal subsidiary pursuant to which the Company's stockholders were to receive $4.53 per Common Share and $144.96 per 8% Preferred Share. However, at Supercanal's suggestion, it was decided the transaction would take place in three steps, with the Tender Offers taking place between the initial stock purchase and the Merger.

      A principal issue during these discussions was the Company's desire to receive assurance that Supercanal would not become unable to complete such transactions either (i) because it would not have adequate funds or (ii) because its stockholders would not permit the transactions to proceed. Regarding the first concern, ING Baring (US) Capital Corporation ("ING Capital") delivered a letter to the Company stating that ING Capital had obtained internal credit approval for a senior secured credit facility in an aggregate principal amount sufficient to conclude the transactions contemplated by the Stock Purchase and Merger Agreement (the "Original Merger Agreement"), dated as of September 16, 1997, between the Acquisition and the Company, but that disbursement of the facility is subject to the negotiation, execution and delivery of definitive documentation satisfactory to ING Capital and its counsel, which would contain, among other things, customary covenants, conditions precedent and security arrangements (including financial covenants on a pro forma basis concerning the combined operations of Supercanal and the Company). With regard to the second concern, the stockholders of Supercanal all stated they approved of the transaction.

      On September 16, 1997, Supercanal and the Company signed the Original Merger Agreement in which they agreed that (i) a subsidiary of Supercanal (Acquisition) would purchase 10,790,000 shares of the Company Common Stock

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   (which would be approximately 45% of the outstanding Common Stock) for
   $35,930,700 ($3.33 per share) and would purchase 6,750,000 shares of 8% Preferred Stock (which would be 30% of the outstanding 8% Preferred Stock) for $6,075,000 ($100 per share), (ii) shortly after completion of that stock purchase, Acquisition would make Tender Offers for all the outstanding Common Stock and 8% Preferred Stock for $4.50 per share and $144 per share plus an amount equal to accrued dividends, respectively, and (iii) if the Tender Offers resulted in Acquisition owning at least two-thirds of the outstanding Common Stock and two-thirds of the outstanding 8% Preferred Stock (which would enable the Supercanal subsidiary to approve the Merger between the Company and itself even if no other Stockholders voted in favor of the Merger), the Company and Acquisition would be merged in a transaction in which Supercanal would become the sole stockholder of the merged company and each holder who had not tendered his or her Shares would receive $4.50 per Common Share and $144, plus accrued dividends, per 8% Preferred Share, unless he or she sought to obtain appraisal of such shares in accordance with Articles 5.11 through 5.13 of the TBCA. The price to be paid to the Company's common shareholders was reduced from $4.53 per share to $4.50 per share and the price to be paid to holders of the 8% Preferred Stock was reduced from $144.96 per share to $144 per share because the Company and Supercanal determined that the price necessary to purchase certain minority interests in joint ventures of the Company, as required by the Merger Agreement, had to be increased in order to assure that the holders of such interests would sell such interests. On September 15, 1997, the day prior to the date of execution of the Original Merger Agreement, the closing price for the Company's Common Stock, as reported on the NASDAQ SmallCap Market, was $3.375 per share. The 8% Preferred Stock is not publicly traded. Accordingly, the prices to be paid in the Tender Offers, even after being reduced from $4.53 to $4.50 per share of Common Stock and from $144.97 to $144 per share of 8% Preferred Stock, represented a premium of 33.3% and 44.0% in excess of the closing price of the Common Stock and the redemption price of the 8% Preferred Stock, respectively. The Company's Board of Directors deemed the premiums to be significant and concluded that the Tender Offers would enable the Company's stockholders to realize a price per Share significantly higher than the price per Share such stockholders would be likely to realize through an open market sale of Shares in the absence of the Tender Offers.

      After the Original Merger Agreement was signed, required filings were made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the waiting periods required by the HSR Act were terminated. Also, agreements between Supercanal and various financial institutions, including an agreement with ING Bank N.V., pursuant to which Supercanal received the financing required for the Tender Offers and the Merger contemplated by the Original Merger Agreement, were drafted. However, before those financing agreements were signed, it was realized that the purchase by Acquisition of 45% of the Company's Common

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   Stock and 30% of its 8% Preferred Stock would not result in the Company's financial statements being included in Supercanal's consolidated financial statements. Consequently, the Merger would cause Supercanal to be in violation of financial ratio covenants which were required in the loan agreements.

      On November 5, 1997, representatives of Supercanal informed the Company's principal executive officers that Supercanal would not be able to carry out the transactions contemplated by the Original Merger Agreement due to the reasons mentioned above. Discussions ensued, and on December 5, 1997, Acquisition and the Company entered into the Amended Stock Purchase and Merger Agreement. The Merger Agreement provides that
   (i) on December 5, 1997, Acquisition shall purchase a total of 6,006,006 shares of the Company's Common Stock for $20,000,000 ($3.33 per share), of which $15,000,000 would be paid in cash and the balance would be paid by permitting the Company to keep a $5,000,000 deposit which the Acquisition had given to the Company when the Original Merger Agreement was executed,
   (ii) the Tender Offers shall be announced not later than December 5, 1997 and materials relating to the Tender Offers shall be sent to the Company's stockholders not later than December 12, 1997, and (iii) if, pursuant to the Tender Offers, Acquisition obtains at least two-thirds of the outstanding Common Stock and two-thirds of the outstanding 8% Preferred Stock (the "Minimum Condition"), the Merger shall occur. In such a case, Acquisition will be merged with and into the Company, thus forming Surviving Corporation. The Merger Agreement is described in Item 3(b) under the caption "The Merger Agreement."

      In the past two years, the Board has explored in detail numerous proposals for maximizing stockholder value. These opportunities included the merger of the business activities of the Company into other entities engaged in similar activities, the raising of additional funds through the public and private sale of securities of the Company and the outright sale of the Company to independent companies. In addition to the discussions the Company had with Supercanal, during the winter of 1996-1997, the Company held negotiations with United International Holdings, Inc. ("UIH") regarding a possible business combination between UIH and the Company. These discussions were ultimately terminated as a result of the inability of the parties to reach agreement on various issues, including the pricing of the transaction and certain contingent liabilities. During the past two years, detailed discussions were conducted regarding the value of the Company's properties relative to those of potential merger candidates. Additionally, the Board considered the prices being paid for properties that were similar to those owned by the Company. Based upon these analyses, the Board concluded that the prices per Share offered by Acquisition pursuant to the Tender Offers was among the highest prices paid in the equity market for properties similar to that owned by the Company. Such conclusion was reached after an analysis of the per share tender prices relative to per subscriber values, trailing estimated cash flow multiples, discounted cash flow analyses and certain other

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   criteria. As mentioned above, in analyzing other alternatives, the Company attempted to estimate the potential financial benefits and risks other alternatives would provide its shareholders. In alternatives where the Company's shareholders would receive securities of another company, the potential benefits included the possibility that the value of a combined entity would be greater than that of the Company alone and that the Company's shareholders would share in this increased value by owning shares in such entity. In such a situation, the risks include the potential illiquidity of such securities and the risk that the market would not value a combined entity greater than that of the Company alone. In alternatives where the Company sought to raise funds to finance expansion or otherwise seek to grow, the potential benefits included the ability of the company to control the growth of its business and the ability of the Company's shareholders to control the sale of their shares and potential risks included the cost of such funds and ability of the company to acquire and integrate additional cable systems. Given the uncertainty of success of these alternative strategies and the significant cash premium to the current market price that the Tender Offers represented, the Board chose to pursue the Tender Offers.

      Subsequent to the execution of the Original Merger Agreement, the Argentine cable television market experienced significant changes. Several acquisitions have been announced which suggest that the Argentine cable television market will be consolidated by three companies: Multicanal
   S.A. ("Multicanal"), which holds a minority interest in Supercanal, Cablevision S.A. ("Cablevision"), which is controlled by CEI and Supercanal. Additionally, an affiliate of Supercanal acquired the Argentine cable television assets of United International Holdings, Inc., and as a result of this acquisition, the Company and Supercanal operate competitive cable television systems in the Argentine cities of Comodoro Rivadavia, Trelew and Rawson. The Board has concluded that Tender Offers represent an excellent opportunity for the Company's stockholders to capitalize on the competitive re-alignment underway in the Argentine market.

      Additionally, prior to executing the Original Merger Agreement, the Company obtained a verbal opinion (the "Fairness Opinion") from Arnhold &
   S. Bleichroeder, Inc. ("Bleichroeder"), an independent, third party investment banker, regarding the fairness of the Tender Offers proposed by Acquisition. Bleichroeder has provided financial and advisory services to the Company since the commencement of its operations in Argentina including, but not limited to, investment banking services pertaining to prospective mergers, capital-raising activities and financial negotiations. Bleichroeder provided to the Board an unqualified Fairness Opinion which concluded that the Tender Offers were fair and equitable to the Company's stockholders from a financial point of view. Bleichroeder re-issued its Fairness Opinion in written form at the time of execution of the Merger Agreement, a copy of which is filed as Exhibit 6 hereto."

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INFORMATION STATEMENT PURSUANT TO SECTION 14(F).

   The sixth paragraph of the section of the Schedule 14D-9 entitled "INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER" is hereby deleted and replaced in its entirety by the following:

      "The information contained in this Information Statement concerning Acquisition has been furnished to the Company by Acquisition."

EXHIBIT G FAIRNESS OPINION.

   Exhibit 6 to the Schedule 14D-9, the Fairness Opinion of Arnhold & S. Bleichroeder, is hereby amended and restated in its entirety as on the enclosure herewith.

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                                  SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

December 24, 1997

                                       /s/ Jack R. Crosby
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                                       Jack R. Crosby
                                       Chairman of the Board and
                                       Chief Executive Officer










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